Exhibit 99.1

Hanwha SolarOne Reports Fourth Quarter and Full Year 2013 Results

SHANGHAI, March 13, 2014 — Hanwha SolarOne Co., Ltd. ( “SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the three months and full year ended December 31, 2013. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (8:00 pm Shanghai Time) on March 13, 2014. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

FOURTH QUARTER 2013 HIGHLIGHTS

	GAAP							Ex-Provision
	3Q13			4Q13			Percentage Change[1]	4Q13[2]
	(RMB)		(US$)	(RMB)		(US$)	(%)	(RMB)		(US$)
Net Revenues (Million)	1,135.1		185.5	1,294.9		213.9	+14.1	—
Shipments (MW)		317.8			352.2		+10.8	—
ASP (/W)	4.16		0.68	4.09		0.68	-1.7	—
Gross profit (Million)	57.8		9.4	183.0		30.2	+216.6	208.9		34.5
Gross margin (%)		5.1			14.1		+900 basis points		16.1
Operating (loss)/profit (Million)	(132.7)		(21.7)	(23.7)		(3.9)	+82.1	30.8		5.1
Operating margin (%)		-11.7			-1.8		+990 basis points		2.4
Net (loss)/profit (Million)	(460.4)		(75.2)	(21.8)		(3.6)	+95.3	32.7		5.4
Net (loss)/profit per basic ADS	(5.44)		(0.89)	(0.26)		(0.04)	+95.2	0.38		0.06

1	Percentage changes are calculated based on RMB amounts to eliminate fluctuations in the exchange rate of the dollar.
2	This column is shown to illustrate the operating performance of the Company excluding total non-cash charges of RMB54.5 million (US$9.0 million), including RMB10.3 million (US$1.7 million) from inventory write-down as a result of lower cost or market assessment and a regular provision for obsolescence, RMB15.6 million (US$2.6 million) from provisions for advanced payments associated with long-term supply contracts and RMB28.6 million (US$4.7 million) from provisions for doubtful debt of accounts receivable.

Mr. Ki-Joon HONG, Chairman and CEO of Hanwha SolarOne commented, “The final quarter of 2013 was marked by significantly improved financial results, and when excluding year-end non-cash charges and other non-GAAP accounting treatments unrelated to the operations of our business we would have recorded profitability. This financial progress was achieved through increased revenues and shipments, reductions in our manufacturing cost structure, and continued diligence in controlling operating expenses. We maintained a strong presence in Japan and increased our penetration of the fast-growing domestic market in China.” Chairman HONG noted “We are optimistic that 2014 will prove to be a much stronger year for the Company with further shipment growth and additional reductions in our cost structure including notably better operating metrics at our internal ingot and wafer facility. We intend to establish a downstream presence in China and grow our China business by leveraging several recently established strategic partnerships. We plan to expand capacity to meet growing global demand, as well as automate existing manufacturing to reduce cost and improve product consistency and quality.”

FOURTH QUARTER 2013 RESULTS

•	Total net revenues were RMB1,294.9 million (US$213.9 million), an increase of 14.1% from RMB1,135.1 million in 3Q13, and an increase of 54.8% from RMB836.7 million in 4Q12. The increase in total net revenues in 4Q13 compared with 3Q13 was primarily due to greater shipments.

•	PV module shipments, including module processing services, were 352.2 MW, a 10.8% increase from 317.3 MW in 3Q13, and a 77.1% increase from 198.9 MW in 4Q12.

•	The Company recorded total non-cash charges of RMB54.5 million (US$9.0 million), including RMB10.3 million (US$1.7 million) from an inventory write-down as a result of lower cost or market assessment and a regular provision for obsolescence, RMB15.6 million (US$2.6 million) from provisions for advance payments associated with long-term supply contracts and RMB28.6 million (US$4.7 million) from provisions for doubtful debt of accounts receivable.

Module revenue by shipping destination Q4 13

Country	4Q13
Japan	44%
China	16%
US	11%
Germany	7%
Korea	7%
Canada	5%
Spain	2%
Others	8%

Module revenue by shipping destination Q3 13

Country	3Q13
Japan	46%
US	12%
China	11%
South Africa	10%
Canada	5%
Korea	4%
Germany	4%
Others	8%

•	The Company maintained a strong presence in Japan with more than 150MW shipped in 4Q13, representing 44% of module shipments worldwide. Shipments to China increased to account for 16% of total shipments, after accounting for 11% in 3Q13. Deliveries to the US remained stable for the Company at 11%. Germany, Korea and Canada once again contributed to our geographic mix and have become core markets for us. The Company shipped PV modules to 28 countries during 4Q13, as we continued to broaden our geographic spread. Shipments to Europe and Africa (EA) contributed 14% to total module shipments, Asia Pacific (AP) accounted for 70% and North America (NA) 16%.

•	The average selling price (“ASP”) of modules, excluding module processing services, decreased slightly to RMB4.09 per watt (US$0.68) from RMB4.16 per watt in 3Q13 and increased from RMB3.75 per watt in 4Q12.

•	Gross profit in 4Q13 was RMB183.0 million (US$30.2 million), compared with a gross profit of RMB57.8 million in 3Q13 and a gross loss of RMB261.8 million in 4Q12. The increase in gross profit in 4Q13 was primarily due to higher revenues and lower costs. Gross profit would have been RMB208.9 million (US$34.5 million) in 4Q13 excluding the non-cash charge of RMB10.3 million ($1.7 million) from inventory write-down and obsolescence provision and RMB15.6 million (US$2.6 million) from provision from advanced payments.

•	Gross margin was positive 14.1%, compared with positive 5.1% in 3Q13. Gross margin in 4Q12 was negative 31.3%. Gross margin would have been 16.1% in 4Q13 excluding the aforementioned non-cash charges.

•	The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$0.59, representing a 7.8% decrease from US$0.64 in 3Q13. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells.

•	Operating loss of 4Q13 was RMB23.7 million (US$3.9 million), compared with an operating loss of RMB132.7 million in 3Q13 and an operating loss of RMB625.8 million in 4Q12. Operating margin improved to negative 1.8% from negative 11.7% in 3Q13 and negative 74.8% in 4Q12. Excluding the RMB28.6 million (US$4.7 million) non-cash charges in general and administrative expenses for provisions on doubtful debt of accounts receivable and RMB25.9 (US$4.3 million) in cost of revenues for inventory write-down and provision for advanced payments, the Company would have recorded an operating profit of RMB30.8 million (US$5.1 million). Operating margin excluding non-cash charges was 2.4%.

•	Operating expenses as a percentage of total net revenues were 16.0% in 4Q13, compared with 16.8% in 3Q13 and 43.5% in 4Q12.

•	Interest expense was RMB85.4 million (US$14.1million), compared with RMB89.3 million in 3Q13 and RMB73.9 million in 4Q12.

•	The Company recorded a net gain of RMB43.7 million (US$7.2 million), which included a foreign exchange gain and a gain from the change in fair value of derivatives in hedging activities. The Company recorded a net gain of RMB40.3 million in 3Q13 and a net gain of RMB19.0 million in 4Q12 for the foreign exchange gain and the gain/loss from change in fair value of derivatives in hedging activities.

•	Gain from the change in fair value of the conversion feature of the Company’s convertible bonds was RMB32.6 million (US$5.4 million), compared with a loss of RMB29.5 million in 3Q13 and a gain of RMB1.4 million in 4Q12. The fluctuations were primarily due to changes in the Company’s ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

•	Net loss attributable to shareholders on a non-GAAP basis[1] was RMB25.4 million (US$4.2 million), compared with a net loss attributable to shareholders of RMB401.6 million in 3Q13 and a net loss attributable to shareholders of RMB650.6 million in 4Q12.

•	Net loss per basic ADS on a non-GAAP basis was RMB0.30 (US$0.05), compared with net loss per basic ADS on a non-GAAP basis of RMB4.74 in 3Q13 and net loss per basic ADS on a non-GAAP basis of RMB7.70 in 4Q12.

•	Net loss attributable to shareholders on a GAAP basis was RMB21.8 million (US$3.6 million), compared with net loss attributable to shareholders of RMB460.4 million in 3Q13 and net loss attributable to shareholders of RMB670.4 million in 4Q12. Excluding the non-cash charges of RMB54.5 million (US$9.0 million), the Company would have achieved net income of RMB32.7 million (US$5.4 million).

•	Net loss per basic ADS on a GAAP basis was RMB0.26 (US$0.04), compared with net loss per basic ADS of RMB5.44 in 3Q13 and net loss per basic ADS of RMB7.93 in 4Q12. Excluding the aforementioned non-cash charges, the Company would have achieved net income per basic ADS of RMB0.38 (US$0.06).

•	Annualized ROE on a non-GAAP basis was negative 6.3% in 4Q13, compared with negative 88.8% in 8Q13 and negative 97.6% in 4Q12.

•	Annualized ROE on a GAAP basis was negative 4.6% in 4Q13, compared with negative 86.6% in 3Q13 and negative 87.0% in 4Q12.

1	All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

FINANCIAL POSITION

As of December 31, 2013, the Company had cash and cash equivalents of RMB1,249.5 million (US$206.4 million) and net working capital of RMB591.1 million (US$97.6 million), compared with cash and cash equivalents of RMB1,049.8 million and net working capital of RMB591.4 million as of September 30, 2013. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB1, 339.7 million (US$221.3 million) as of December 31, 2013, compared with RMB1, 266.4 million as of September 30, 2013.

As of December 31, 2013, the Company had total long-term debt of RMB3,562.1 million (US$582.5 million), which is comprised of long-term bank borrowings, long-term notes and convertible bonds. The Company’s long-term bank borrowings are to be repaid in installments until their maturities ranging from 2 to 3 years. The Company’s long-term notes are to be repaid in 3 years. Holders of the convertible bonds have the option to require the Company to redeem the notes beginning on January 15, 2015.

Net cash provided in operating activities in 4Q13 was RMB258.9 million (US$42.8 million), compared with net cash used in operating activities of RMB315.9 million in 3Q13 and net cash used in operating activities of RMB440.7 million in 4Q12. The change in operating cash flow was primarily due to the decrease in net loss.

As of December 31, 2013, accounts receivable were RMB744.7 million (US$123.0 million), compared with RMB1,018.9 million as of September 30, 2013 and RMB957.0 million as of December 31, 2012. Day’s sales outstanding (“DSO”) significantly decreased to 103 days in 4Q13 from 125 days in 3Q13 and 164 days in 4Q12. As of December 31, 2013, inventories decreased to RMB752.3 million (US$124.3 million) from RMB793.1 million as of September 30, 2013 and RMB838.7 million as of December 31, 2012. Day’s inventory was 63 days in 4Q13 compared with 62 days in 3Q13 and 65 days in 4Q12.

Capital expenditures were RMB99.3 million (US$16.4 million) in 4Q13.

The Company has from time to time been buying back its convertible bonds since January 1, 2012 and may do so in the future, subject to market conditions and other factors. The Company has repurchased convertible bonds to the value of approximately $72 million out of US$172.5 million in face value as of December 31, 2013.

FULL YEAR 2013 HIGHLIGHTS

•	Total net revenues were RMB4,725.7 million (US$780.6 million) in 2013, representing a 28.5% increase from RMB3,678.4 million in 2012.

•	PV module shipments, including module processing services, reached 1280.3 MW, representing an increase of 54.3% from 829.8 MW in 2012. Module processing services accounted for 8.7% of total revenues in 2013.

•	The Company recorded total non-cash charges of RMB513.8 million (US$84.9 million), including RMB113.2 million (US$18.7 million) from inventory write-down as a result of lower cost or market assessment and a regular provision for obsolescence, RMB344.5 million (US$56.9 million) from valuation allowance against deferred tax assets, RMB15.6 million (US$2.6 million) from provisions for advance payments associated with long-term supply contracts, RMB28.6 million (US$4.7 million) from provisions for doubtful debt of accounts receivable and RMB 11.9 million (US$2.0 million) for doubtful debt for other current assets.

•	Gross profit in 2013 was RMB335.0 million (US$55.3 million), compared with a gross loss of RMB325.5 million in 2012.

•	Gross margin was positive 7.1%, compared with negative 8.8% in 2012.

•	Operating loss for 2013 was RMB406.7 million (US$67.2 million), compared with an operating loss of RMB1,180.6 million in 2012.

•	Operating margin was negative 8.6%, compared with negative 32.1% in 2012.

•	Net loss attributable to shareholders on a non-GAAP basis[1] was RMB759.9 million (US$125.5 million), compared with net loss attributable to shareholders of RMB1,468.3 million in 2012.

•	Net loss per basic ADS on a non-GAAP basis was RMB8.97 (US$1.48), compared with net loss per basic ADS of RMB17.39 in 2012.

•	Net loss attributable to shareholders on a GAAP basis was RMB874.1 million (US$144.4 million), compared with net loss attributable to shareholders of RMB1,562.9 million in 2012.

•	Net loss per basic ADS on a GAAP basis was RMB10.32 (US$1.70), compared with net loss per basic ADS of RMB18.51 in 2012.

•	ROE on a non-GAAP basis was negative 38.6% in 2013, compared with negative 47.8% in 2012.

•	ROE on a GAAP basis was negative 37.7% in 2013, compared with negative 44.3% in 2012.

CAPACITY STATUS

As of December 31, 2013, the Company had production capacity of 800 MW for ingot and wafer, 1.3 GW for cell and 1.5 GW for module. The Company is giving active consideration to expanding cell and module capacity to 1.5 GW and 2.0 GW beginning in 2014; however no specific decision has been reached.

BUSINESS OUTLOOK

•	The Company provides the following guidance based on current operating trends and market conditions.

For the first quarter 2014 the Company expects:

•	Module shipments similar to the preceding quarter

For the full year 2014, the Company expects:

•	Module shipments between 1.5-1.6GW of which about 25-30% will be for PV module processing services

•	Capital expenditures of $80 million largely for maintenance and automation of existing manufacturing lines. The aforementioned capacity expansion under consideration is not included in this figure.

•	Gross margins targeted in the range of 15-20%

CONFERENCE CALL

The Company will host a conference call to discuss the first quarter results at 8:00 AM Eastern Time (8:00 PM Shanghai Time) on March 13, 2014.

Mr. Ki-Joon HONG, Chairman and CEO; Mr. Min-Su KIM President; Mr. Jung Pyo SEO, Chief Financial Officer; and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number:	18665194004
• International dial-in Number:	+65 67239381
• China Toll Free Numbers:	8008190121
4006208038

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

• U.S. Toll Free Number:	18554525696
• International dial-in Number:	+61 2 8199 0299
• China Domestic (Mandarin) Toll Free Numbers:	8008700206
4006022065

Conference ID 3908356

Encore Dates: 13/03/2014 12:01 ET - 20/03/2014 11:59 ET

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of December 31, 2013, which was RMB6.0537to US$1.00, except for the conversion of Renminbi into U.S. dollars for 3Q13 which is based on the exchange rate of RMB6.1200 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board as of September 30, 2013 and the conversion of Renminbi into U.S. dollars for 4Q12 which is based on the exchange rate of RMB6.2301 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board as of December 31, 2012 . No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2013 or at any other date. Percentage changes stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 1Q and full-year 2014 estimates for PV product shipments, average selling prices, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co., Ltd.